Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

SCILEX HOLDING COMPANY

Scilex Holding Company, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:

A.

The name of the Corporation is Scilex Holding Company. The Corporation was originally incorporated under the name “Vickers Vantage Corp. I”, and the date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is November 9, 2022.

B.

This Certificate of Amendment to the Restated Certificate of Incorporation was adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware, and has been duly approved by the stockholders of the Corporation.

C.	Article IV of the Restated Certificate of Incorporation is hereby further amended to add the following as paragraph D:

“D. Effective upon the effectiveness of the filing of this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware (the “Effective Time”), each thirty-five (35) shares of Common Stock issued immediately prior to the Effective Time shall be reclassified, changed and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares of Common Stock shall be issued to any holder in connection with the Reverse Stock Split and in lieu thereof, any stockholder who otherwise would be entitled to receive fractional shares of Common Stock (taking into account all shares of capital stock owned by such stockholder) shall be entitled to receive cash (without interest or deduction) equal to the fraction of one share of Common Stock to which such stockholder would otherwise be entitled multiplied by the closing price of the Common Stock as reported on the Nasdaq Capital Market on the trading day immediately preceding the date prior to the date of the Effective Time. Each certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time (“Old Certificates”), shall, from and after the Effective Time, represent that whole number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been reclassified, changed and combined, subject to the treatment of fractional shares as described above.”

D.	This Certificate of Amendment shall be effective at 12:01 a.m. Eastern Time on April 15, 2025.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by its Chief Executive Officer and President on April 14, 2025.

SCILEX HOLDING COMPANY

By:	/s/ Jaisim Shah
Jaisim Shah
Chief Executive Officer and President